July 25, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (312) 558-5700

Steven E. Zuccarini
Chief Executive Officer
Innerworkings, Inc.
600 West Chicago Avenue - Suite 850
Chicago, Illinois  60610

      Re:      Innerworkings, Inc.
      Amendment Number Three to Registration Statement on Form S-1 Filed on July 19, 2006
                        File Number 333-133950

Dear Mr. Zuccarini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial and Other Data, page 7
1. Please revise to include the unaudited pro forma basic and diluted net income per share of common stock and shares used in unaudited pro forma basic and diluted per share calculations.
2. We note that under the consolidated balance sheet data, the actual working capital and total asset amounts do not agree with the amounts, or calculation based on the amounts, included in the condensed consolidated balance sheet as of June 30, 2006 presented on pages F-22 and F-23. Please revise your disclosure accordingly. Also, please complete the pro forma as adjusted column of consolidated balance sheet data.

Capitalization, page 20
3. Please revise to include the pro forma as adjusted amounts in the
Capitalization table.

MD&A - Quarterly Results of Operations, page 38
4. Please revise to include the unaudited pro forma basic and diluted net income per share of common stock amounts.

Financial Statements for the year ended December 31, 2005
Notes to the Financial Statements for the six months ended June
30,
2006
Note 2. Earnings per Share
- Pro Forma Earnings Per Share
5. Please revise to include the effect of the pro forma earnings per share adjustment for the preferential distribution and liquidation of debt and to complete the calculation of the pro forma basic earnings per share and pro forma diluted earnings per share amounts for the six months ended June 30, 2006.

Note 5. Graphography Acquisition
6. We note from your response to our prior comment 5 that you will account for the $3 million contingent payments as goodwill to the extent that payments are made. Please revise Note 5 to the interim financial statements for the six months ended June 30, 2006 to include disclosure of this accounting treatment. See paragraph 51(f)
of SFAS No. 141. Also, please revise to include the weighted-average amortization period of the customer list and non-compete agreements acquired, and amount of goodwill that is expected to be deductible for tax purposes. See paragraph 52 of SFAS No. 141.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
F-47
Unaudited Pro Forma Condensed Consolidated Income Statement, pages
F-
48 to F-49
7. We note that in the unaudited pro forma income statement for the six months ended June 30, 2006, on page F-49, there is an adjustment to eliminate the interest expense of both Innerworkings and Graphography. However, in the unaudited pro forma income statement for the year ended December 31, 2005, on page F-48, the adjustment relates only to the interest expense of Innerworkings. Please explain the reason for the difference in these two adjustments. Revise your notes to the pro forma financial statements to clearly explain any adjustments made to Graphography`s interest expense.


Other
8. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
9. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Claire L. Erlanger at (202) 551-3301 or
Lynwood
F. Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.


Sincerely,



Mark S. Webb

Legal Branch Chief

cc:	Matthew F. Bergmann, Esq.
	Winston & Strawn LLP
	35 West Wacker Drive
	Chicago, Illinois 60601